Dentonia Resources Ltd.



Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

SUPPL

May 31, 2006

File #82-627

Securities & Exchange Commission
Office of International Corporate
450 – 5th Street NW
Washington, D.C.
20549



06014500

Dear Sirs/Mesdames:

Re: News Release dated May 31, 2006

Enclosed is a copy of our News Release dated May 31, 2006 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure

cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

6/19

Dentonia Resources Ltd.


RECEIVED
2006 JUN 19 P 4:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

May 31, 2006

For Immediate Release
TSX Venture: "DTA"

• Private Placement of 2,000,000 units @ $0.15 for Gross Proceeds of $300,000
• Increased Expenditures

Private Placement

Dentonia Resources Ltd. (Dentonia) announces that it has agreed to sell by way of non-brokered private placement 2,000,000 units at a price of $0.15 per unit, for gross proceeds of $300,000.

The units will consist of one common share and one warrant attached, exercisable at $0.25 during the 1st year and at $0.35 during the 2nd year.

A finder's fee of 10% of the gross proceeds realized is payable. All terms are subject to the approval of TSX Venture Exchange.

The subscription proceeds will be used for general working capital, the sampling of the DO27 and DO18 kimberlites, exploration of the surrounding claims, further drilling at the Atkinson gold (Ontario) and the drilling of Thomlinson molybdenum (B.C.) prospects. For the latter two projects, arrangements are currently being made to obtain drill rigs, crews for line cutting, the building of drill pads, soil and silt sampling.

Increased Expenditures

DO Diamond Project, Lac de Gras, NWT

DHK Diamonds Inc., a 20% contributing joint venture partner, in which Dentonia Resources Ltd. ("Dentonia") has 1/3 equity interest, has now been advised by Peregrine Diamonds Ltd. ("Peregrine"), the operator of the DO Diamond Project, that the initial total budget for 2005/2006 of $10,701,502, was and has been exceeded by $3,708,696 and is now set at $14,089,525.

Peregrine has now made cash calls for this shortfall, to be paid in equal installment, June, July, August, and September, in the case of DHK $194,707 each and in the case of Dentonia $65,000 each, and for Dentonia, in total $260,000, which exceeds by about $100,000 the estimate contained in Dentonia's news release of May 24, 2006.

Dentonia has been advised that the processing of the 566 tonne kimberlite sample extracted from the winter/spring 2006 LDRC program will be processed on schedule, at the pilot plant, at the Ekati Diamond Mine.*

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

In addition to these overruns, Peregrine has proposed an $8.7 million program, in total, starting August 2006, to explore the North-Eastern Lobe of DO28 and the DO18 by LDRC drilling.

Dentonia has sufficient funds on hand together with the private placement herewith announced to make its pro rata contribution as required.

To reply to some enquiries, in regards to Dentonia's news release of May 24, 2006; this news release was an attempt to illustrate the geological complexity of Tli Kwi Cho (DO27 and DO18), the second largest kimberlite complex, after the Jay pipe, discovered in the NWT to date.

Attached are, therefore, sketches prepared by Peregrine, the operator of DO Diamond Project, to more clearly illustrate the complexity of Tli Kwi Cho:

a) Grade Comparison of some of the NWT pipes, DO27 grade is based on the 151 tonne sample obtained in 2005;
b) Pipe Size Comparison of some of the NWT pipes;
c) E-W Section of DO27- Reasons for variation in grade and quality of diamonds. The 1994 sample of 3,000 tonnes appears to have been extracted from KIM-1b and/or KIM-1c, see sketch.

From these sketches, it is very clear that the Y-shaped drift in 1994, did not obtain a representative sample of the Main Vent or Southern Lobe of the DO27.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

* In total 717 tonnes, 2005 and 2006, for comparison, Tahera will be processing 900 tonnes from its Musk-Ox pipe this summer for feasibility purposes.


PEREGRINE
DIAMONDS LTD

Grade Comparisons

DO-27 diamonds (+11 DTC class)



Ekati™ Pipes*	Grade (Carats/tonne)
Panda pit	1.09
Misery	4.26
Koala pit	0.76
Fox	0.40
Sable	0.93
Panda underground	0.97
Koala underground	1.63
Ekati™ average	1.09

DO-27	**0.98**

* Source – Diamet AIF : 14 June 2000


PEREGRINE
DIAMONDS LTD

E-W Section of DO27

A

A'

Lake Water

Overburden

KIMB-1: Main PK

KIMB-1b: Layered, Mud-Rich PK

KIMB-1c: Xenolith-Rich 'Spotted' PK

KIMB-2: Magmatic Kimberlite Breccia

OTHER-K: Other Volcaniclastic Kimberlite

Kimberlite Microbreccia

KGB: Kimberlite/Granite Breccia

GSB: Granite/Sand Breccia


PEREGRINE

Pipe Size Comparisons

DO-27 is one of the largest known pipes in the Slave Craton of Canada

- Ekati™ (Panda) 3.1 ha
- Diavik™ (A 154 S) 1.6 ha
  (A 418) 1.8 ha
- DO-27 (Tli Kwi Cho) 9.0 ha
- DO-18 3.5 ha